                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
          For the fiscal year ended December 31, 1995.


                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          or transition period from __________________ to _________________

          Commission file number:  0-18525


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          CB Commercial Holdings, Inc. Capital Accumulation Plan
          ------------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CB Commercial Holdings, Inc.
                                    533 S. Fremont Avenue
                                    Los Angeles, California  90071

                         CB COMMERCIAL HOLDINGS, INC.
                         ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                               DECEMBER 31, 1995
                               -----------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Net Assets Available for Plan Benefits as of December 31, 1995 Statement of Net Assets Available for Plan Benefits as of December 31, 1994 Statement of Changes in Net Assets Available for Plan Benefits for the
    year ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES
   I.      Item 27a - Schedule of Assets Held for Investment Purposes as of
                December 31, 1995

   II.     Item 27b - Schedule of Participant Loans in Default as of
                December 31, 1995

   III.    Item 27d - Schedule of Reportable Transactions for the year ended
                December 31, 1995

NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required based upon disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

                              ARTHUR ANDERSEN LLP


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Investment Advisory Committee of
  CB Commercial Holdings, Inc. Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for plan benefits of CB COMMERCIAL HOLDINGS, INC. CAPITAL ACCUMULATION PLAN (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                       /S/  ARTHUR ANDERSEN LLP
                                       -------------------------
                                            ARTHUR ANDERSEN LLP

Los Angeles, California
June 4, 1996

                         CB COMMERCIAL HOLDINGS, INC.
                         ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------


                                      Non-Participant
                                         Directed                Participant Directed
                                      ---------------   --------------------------------------------------
                                               Common
                                                Stock                     Mutual Funds
                                      ------------------------   -----------------------------------------
                                         CB              CB          Equity       Capital         Prime
                                        Stock           Stock        Income     Appreciation     Reserve
                                        Fund            Fund          Fund          Fund          Fund
                                      --------     -----------   -----------    --------------  ---------
INVESTMENTS, (Note 2):
  Mutual funds, at fair
   market value                       $        -   $         -   $29,903,072    $18,919,819     $6,754,394
  Common stock, at fair
   market value                        4,179,425    23,251,716             -              -              -
  Investment contracts, at
   contract value                              -             -             -              -              -
  Loan receivable                              -             -             -              -              -
                                      ----------   -----------   -----------   ------------     ----------
                                       4,179,425    23,251,716    29,903,072     18,919,819      6,754,394
                                      ----------   -----------   -----------   ------------     ----------
RECEIVABLES:
 Employee contributions                        -        21,290       127,679        103,735         46,204
 Employer contributions                1,246,467             -             -              -              -
 Loan and interest repayments                  -         1,037         7,134         21,356         24,822
                                      ----------   -----------   -----------   ------------     ----------
                                       1,246,467        22,327       134,813        125,091         71,026
                                      ----------   -----------   -----------   ------------     ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                        $5,425,892   $23,274,043   $30,037,885    $19,044,910     $6,825,420
                                      ==========   ===========   ===========   ============     ==========


                                               Participant Directed
                                      -------------------------------------------------------------------------------------------

                                                         Mutual Funds
                                      -------------------------------------------------------------------------------------------
                                      International                  Spectrum     Equity                  Science and
                                         Stock       New America     Income       Index       New Asia    Technology   Small-Cap
                                         Fund        Growth Fund      fund         Fund      Value Fund      Fund      Value Fund
                                     -------------  -------------  ----------   ---------    ----------   ----------   ----------
INVESTMENTS, (Note 2):
  Mutual funds, at fair
   market value                        $8,790,462    $6,118,053   $2,051,510   $1,625,069   $3,923,675   $2,622,467   $3,977,470
  Common stock, at fair
   market value                                 -             -            -            -            -            -            -
  Investment contracts, at
   contract value                               -             -            -            -            -            -            -
  Loan receivable                               -             -            -            -            -            -            -
                                       ----------   -----------   ----------   ----------   ----------   ----------   ----------
                                        8,790,462     6,118,053    2,051,510    1,625,069    3,923,675    2,622,467    3,977,470
                                       ----------   -----------   ----------   ----------   ----------   ----------   ----------
RECEIVABLES:
 Employee contributions                    54,361        55,097       13,058       21,444       24,196       31,096       38,399
 Employer contributions                         -             -            -            -            -            -            -
 Loan and interest repayments               1,704         1,871          379        1,030        1,550        1,810          460
                                       ----------   -----------   ----------   ----------   ----------   ----------   ----------
                                           56,065        56,968       13,437       22,474       25,746       32,906       38,859
                                       ----------   -----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                         $8,846,527    $6,175,021   $2,064,947   $1,647,543   $3,949,421   $2,655,373   $4,016,329
                                       ==========   ===========   ==========   ==========   ==========   ==========   ==========


                                           Investment
                                           Contracts
                                           ---------
                                             Stable
                                             Value      Participant
                                             Fund        Loan Fund     Total
                                           -------     ------------  ----------
INVESTMENTS, (Note 2):
  Mutual funds, at fair
   market value                        $         -    $        -    $ 84,685,991
  Common stock, at fair
   market value                                  -             -      27,431,141
  Investment contracts, at
   contract value                       16,017,525             -      16,017,525
  Loan receivable                                -     2,434,760       2,434,760
                                       -----------   -----------    ------------
                                        16,017,525     2,434,760     130,569,417
                                       -----------   -----------    ------------
RECEIVABLES:
 Employee contributions                     45,767             -         582,326
 Employer contributions                          -             -       1,246,467
 Loan and interest repayments                2,637       (60,550)          5,240
                                       -----------   -----------    ------------
                                            48,404       (60,550)      1,834,033
                                       -----------   -----------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                         $16,065,929    $2,374,210    $132,403,450
                                       ===========   ===========    ============


  The accompanying notes are an integral part of these financial statements.

                         CB COMMERCIAL HOLDINGS, INC.
                         ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1994
                            -----------------------



                                           Non-Participant
                                               Directed                              Participant Directed
                                           ---------------  ------------------------------------------------------------------------
                                                      Common
                                                       Stock                                      Mutual Funds
                                           ----------------------------    ---------------------------------------------------------
                                                 CB              CB           Equity         Capital                   International
                                               Stock           Stock          Income      Appreciation      Prime           Stock
                                                Fund            Fund           Fund           Fund       Reserve Fund       Fund
                                           --------------   -----------    -----------    -----------    ------------    ----------
INVESTMENTS, (Note 2):
  Mutual Funds, at fair market value           $        -       $     -    $21,265,682    $14,848,433     $6,837,563     $8,465,650
  Common Stock, at fair market value            2,848,168    18,042,027              -              -              -              -
  Investment Contracts, at contract value               -             -              -              -              -              -
  Loan Receivable                                       -             -              -              -              -              -
                                               ----------   -----------    -----------    -----------     ----------     ----------
                                                2,848,168    18,042,027     21,265,682     14,848,433      6,837,563      8,465,650
                                               ----------   -----------    -----------    -----------     ----------     ----------
RECEIVABLES:
  Employee contributions                                -        15,281        110,122         95,502         27,732         69,044
  Employer contributions                        1,331,257             -          -              -              -              -
  Loan and interest repayments                          -           222          7,769          6,068         14,277          3,753
                                               ----------   -----------    -----------    -----------     ----------     ----------
                                                1,331,257        15,503        117,891        101,570         42,009         72,797
                                               ----------   -----------    -----------    -----------     ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $4,179,425   $18,057,530    $21,383,573    $14,950,003     $6,879,572     $8,538,447
                                               ==========   ===========    ===========    ===========     ==========     ==========

                                                                                 Participant Directed
                                               ------------------------------------------------------------------------------------
                                                                                                                        Investment
                                                                           Mutual Funds                                  Contracts
                                               ---------------------------------------------------------------------    -----------
                                                                              Equity                                      Stable
                                               New America    Spectrum        Index                     Small-Cap         Value
                                               Growth Fund   Income fund       Fund     New Asia Fund   Value Fund         Fund
                                               -----------   -----------    ---------   -------------   ----------      -----------
INVESTMENTS, (Note 2):
  Mutual Funds, at fair market value           $3,115,153    $1,507,077     $320,168    $4,304,560      $2,118,461      $         -
  Common Stock, at fair market value                    -             -            -             -               -                -
  Investment Contracts, at contract value               -             -            -             -               -       16,615,334
  Loan Receivable                                       -             -            -             -               -                -
                                               ----------    ----------     --------    ----------      ----------      -----------
                                                3,115,153     1,507,077      320,168     4,304,560       2,118,461       16,615,334
                                               ----------    ----------     --------    ----------      ----------      -----------
RECEIVABLES:
  Employee contributions                           41,467        13,046        7,241        38,499          17,210           64,830
  Employer contributions                                -             -            -             -               -                -
  Loan and interest repayments                      1,521           718          422         3,052             826            4,611
                                               ----------    ----------     --------    ----------      ----------      -----------
                                                   42,988        13,764        7,663        41,551          18,036           69,441
                                               ----------    ----------     --------    ----------      ----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $3,158,141    $1,520,841     $327,831    $4,346,111      $2,136,497      $16,684,775
                                               ==========    ==========     ========    ==========      ==========      ===========

                                                Participant
                                                 Loan Fund            Total
                                                -----------       -------------
INVESTMENTS, (Note 2):
  Mutual Funds, at fair market value            $        -        $  62,782,747
  Common Stock, at fair market value                     -           20,890,195
  Investment Contracts, at contract value                -           16,615,334
  Loan Receivable                                2,139,680            2,139,680
                                                ----------        -------------
                                                 2,139,680          102,427,956
                                                ----------        -------------
RECEIVABLES:
  Employee contributions                                 -              499,974
  Employer contributions                                 -            1,331,257
  Loan and interest repayments                     (39,399)               3,840
                                                ----------        -------------
                                                   (39,399)           1,835,071
                                                ----------        -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $2,100,281         $104,263,027
                                                ==========        =============

   The accompanying notes are an integral part of these financial statements.

                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                            CAPITAL ACCUMULATION PLAN
                            -------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                                          Non-Participant
                                              Directed                              Participant Directed
                                          ---------------  ------------------------------------------------------------------------

                                                Common Stock Funds                              Mutual Funds
                                          ----------------------------   ----------------------------------------------------------
                                                 CB            CB           Equity         Capital         Prime      International
                                               Stock         Stock          Income      Appreciation      Reserve         Stock
                                                Fund          Fund           Fund           Fund           Fund           Fund
                                          ---------------  -----------   -----------    ------------    ----------    -------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year             $4,179,425  $18,057,530   $21,383,573    $14,950,003      $6,879,572    $ 8,538,447

ADDITIONS
  Employee contributions                                -      430,368     2,245,123      1,758,508         715,859      1,091,076
  Employer contributions                        1,246,467            -             -              -               -              -
  Loan repayments                                       -       37,616       305,424        218,718         310,309         65,707
  Investment income:
    Dividends or interest                                       19,326     1,699,243      1,480,222         358,974        265,318
    Loan interest                                       -        7,066        35,356         23,273          32,910          8,244
    Realized and unrealized gain
      and losses on investments                    87,329    4,218,951     5,692,210      1,992,119               -        673,196
                                               ----------  -----------   -----------    -----------      ----------    -----------
          Total additions                       1,333,796    4,713,327     9,977,356      5,472,840       1,418,052      2,103,541
                                               ----------  -----------   -----------    -----------      ----------    -----------

DEDUCTIONS:
  Distributions to participants                    31,517      169,561       816,345        584,310         396,222        309,400
  Withdrawals                                           -            -        81,135         60,614         240,296         13,987
  Loan withdrawals                                      -        1,706       447,804        281,586         173,120        132,523
  Other                                                 -         (940)          (72)          (137)              -            (52)
                                               ----------  -----------   -----------    -----------      ----------    -----------
          Total deductions                         31,517      170,327     1,345,212        926,373         809,638        455,858
                                               ----------  -----------   -----------    -----------      ----------    -----------
Net transfers in/(out)                            (55,812)     673,513        22,168       (451,560)       (662,566)    (1,339,603)
                                               ----------  -----------   -----------    -----------      ----------    -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year                   $5,425,892  $23,274,043   $30,037,885    $19,044,910      $6,825,420    $ 8,846,527
                                               ==========  ===========   ===========    ===========      ==========    ===========

                                                                                Participant Directed
                                               -----------------------------------------------------------------------------------

                                                                                    Mutual Funds
                                               -----------------------------------------------------------------------------------
                                               New America    Spectrum      Equity                       Science and
                                                  Growth       Income       Index         New Asia       Technology     Small-Cap
                                                  Fund          Fund         Fund        Value Fund         Fund        Value Fund
                                               -----------   ----------   ---------      ----------      -----------    ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year             $3,158,141    $1,520,841    $327,831       $4,346,111      $        -    $2,136,497

ADDITIONS
  Employee contributions                          780,673       276,546     228,695          556,873         238,182       534,178
  Employer contributions                                -             -           -                -               -             -
  Loan repayments                                  58,787        13,753       7,857           52,613          13,965        26,263
  Investment income:
    Dividends or interest                         290,455       132,712      53,820           42,285         349,622       181,308
    Loan interest                                   7,230         1,494       1,198            6,482           1,853         3,359
    Realized and unrealized gain
      and losses on investments                 1,306,109       189,386     213,669          105,717         (89,054)      532,409
                                               ----------    ----------   ---------       ----------      ----------    ----------
          Total additions                       2,443,254       613,891     505,239          763,970         514,568     1,277,517
                                               ----------    ----------   ---------       ----------      ----------    ----------

DEDUCTIONS:
  Distributions to participants                    72,680        21,000       56,211          57,955          47,074        49,044
  Withdrawals                                           -             -            -          25,786               -         1,547
  Loan withdrawals                                120,879        40,319       27,568          94,445          21,548        27,967
  Other                                               (69)            -          (49)            (22)            (18)          (44)
                                               ----------    ----------   ----------      ----------      ----------    ----------
          Total deductions                        193,490        61,319       83,730         178,164          68,604        78,514
                                               ----------    ----------   ----------      ----------      ----------    ----------
Net transfers in/(out)                            767,116        (8,466)     898,203        (982,496)      2,209,409       680,829
                                               ----------    ----------   ----------      ----------      ----------    ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year                   $6,175,021    $2,064,947   $1,647,543      $3,949,421      $2,655,373    $4,016,329
                                               ==========    ==========   ==========      ==========      ==========    ==========

                                           Participant Directed
                                           --------------------
                                                Investment
                                                Contracts
                                           --------------------
                                                   Stable
                                                   Value             Participant
                                                    Fund              Loan Fund             Total
                                                -----------          -----------         -------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning of year              $16,684,775          $ 2,100,281          $104,263,027

ADDITIONS
  Employee contributions                            992,400                    -             9,848,481
  Employer contributions                                  -                    -             1,246,467
  Loan repayments                                   185,075           (1,296,087)                    -
  Investment income:
    Dividends or interest                         1,036,104                    -             5,909,389
    Loan interest                                    19,893                    -               148,358
    Realized and unrealized gain
      and losses on investments                           -                    -            14,922,041
                                                -----------          -----------          ------------
          Total additions                         2,233,472           (1,296,087)           32,074,736
                                                -----------          -----------          ------------

DEDUCTIONS:
  Distributions to participants                     568,847                    -             3,180,166
  Withdrawals                                       240,893               91,294               755,552
  Loan withdrawals                                  291,845           (1,661,310)                    -
  Other                                                  (2)                   -                (1,405)
                                                -----------          -----------          ------------
          Total deductions                        1,101,583           (1,570,016)            3,934,313
                                                -----------          -----------          ------------
Net transfers in/(out)                           (1,750,735)                   -                     -
                                                -----------          -----------          ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of year                    $16,065,929          $ 2,374,210          $132,403,450
                                                ===========          ===========          ============

  The accompanying notes are an integral part of these financial statements.

                         CB COMMERCIAL HOLDINGS, INC.
                         ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1995
                               -----------------


1.      Description of the Plan
        -----------------------

The following is a summary description of the CB Commercial Holdings, Inc. Capital Accumulation Plan (the "Plan"), which is sponsored by CB Commercial Holdings, Inc. (together with its subsidiaries, "CB" or the "Company"). Participants should refer to the Plan agreement for a further description of the provisions of the Plan.

        General
        -------

The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. It became effective on April 19, 1989, and is a spin-off from the Coldwell Banker Real Estate Group Capital Accumulation Plan (the Prior Plan). The Plan covers substantially all employees of the Company and the Investment Advisory Committee believes it is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees who were participants in the Prior Plan became eligible to participate in the Plan on April 19, 1989. Any other employee could participate in the Plan if, as of the enrollment date, the employee has (i) completed 1,000 hours of service in the twelve consecutive month period beginning on the date of employment or any anniversary thereof, and (ii) attained age 21. Effective July 1, 1992, the Plan was amended related to participation requirements, which enabled any employee to participate in the Plan if, as of the enrollment date, the employee has (i) completed six continuous months of employment and (ii) attained age 21. Subsequently to December 31, 1995, the plan was amended as to the participation requirements. As a result, effective July 1, 1996 any employee will become eligible for the Plan upon such employee's attainment of (i) completion of one hour of service and (ii) age 21.

        Administration
        --------------

The Plan is administered by the Investment Advisory Committee (the "Committee" or the "Plan Administrator") appointed by the Board of Directors of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian and Fund Manager of Investments
- --------------------------------------------------

T. Rowe Price (the Trustee), together with its affiliates, serves as trustee, custodian and fund manager of the Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the CB Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan.

Contributions and Investment Selections
- ---------------------------------------

Participants in the Plan who are not highly compensated employees, as defined in the Plan, may elect to contribute from 1 to 15 percent of compensation before taxes through compensation deferrals. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and is currently limited to 5 percent of their pretax compensation. The Company may make discretionary matching and profit sharing contributions to the Plan in such amounts as determined by the Board of Directors. Each participant may select the investment fund(s) in which employee contributions will be invested. Currently, the investment selections include the funds listed below.

a. Equity Income Fund - managed by T. Rowe Price, consists of investments in stocks, bonds and other cash equivalents selected with the objective of providing reasonable growth in value.

b. Capital Appreciation Fund - managed by T. Rowe Price, consists of investments in stocks of companies in varied industries selected with the objective of providing growth in value through a more aggressive investment approach than the Equity Income Fund.

c. Stable Value Fund, formerly the Managed Guaranteed Investment Contract Fund - managed by T. Rowe Price, consists of investments in guaranteed investment contracts, bank investment contracts, and structured investment contracts.

d. CB Stock Fund (CB) - consists of investment in Class B-2 Common Stock of CB Commercial Holdings, Inc. The CB stock is not publicly traded. The valuation of the stock is determined annually by the Plan Administrator who utilizes the services of an independent appraiser appointed by the Committee, however, the stock is subject to more frequent valuations if determined appropriate by the Committee. Except for distributions and forfeitures, as defined in the Plan, all purchases and sales of CB stock shall be approved by the Committee. In addition, participant withdrawals in cash are allowed only to the extent CB stock allocated to such participant's accounts is sold in accordance with established procedures.

e. Prime Reserve Fund - managed by T. Rowe Price, consists of investments in commercial paper, corporate notes and other short-term investments.

f. International Stock Fund - managed by T. Rowe Price, consists of investments in marketable securities of non-United States issuers. The fund seeks a total return on its assets from long term growth of capital and income.

g. New America Growth Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in service industries.

h. Spectrum Income Fund - managed by T. Rowe Price, consists of investments in underlying funds which have invested in bonds, money-market funds, stocks, international bonds, and high-yield bonds.

i. Equity Index Fund - managed by T. Rowe Price, is modeled after the S&P 500 Index and consists of investments in companies which are included in the S&P 500 Index.

j. New Asia Value Fund - managed by T. Rowe Price, consists of investments in large and small capitalization companies based in Asia (excluding Japan) and other regions of the Pacific Basin, including Australia and New Zealand.

k. Small-Cap Value Fund - managed by T. Rowe Price, primarily consists of investments in stocks of small companies that are believed to be undervalued.

l. Science and Technology Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in the science and electronics industries.

Participants' Accounts
- ----------------------

Each participant account is credited with an allocation of Company contributions, investment earnings or losses and forfeitures of terminated participants' nonvested accounts. Allocation of earnings on any of the investment funds, except for CB funds, is based on each participant's balance in the investment fund as compared to the total participants' balance in such fund as of the preceding valuation date. Dividends and earnings on CB stock are allocated based on the number of shares a participant holds. Earnings on CB funds are invested at the designation of the Committee in one of the investment funds listed above. Allocations of forfeitures of Company contributions are based on each participant's pre-tax voluntary contributions as compared to the total pre-tax voluntary contributions of all participants, subject to a certain threshold, for a Plan year, as defined in the Plan.

Vesting
- -------

Participants are at all times 100 percent vested in their accounts, except for amounts contributed by the Company and earnings thereon. Vesting in amounts contributed by the Company and related earnings is based upon the occurrence of the earliest of the following:

a.      100 percent upon Plan termination.

b.      100 percent upon participant attaining age 65, death or disability.

c. for participants who commenced employment prior to January 1, 1989, zero percent for less than four years of vesting service, as defined in the Plan, 10 percent for four years of vesting service and 100 percent for five or more years of vesting service.

     d. for participants who commenced employment after January 1, 1989, zero percent for less than five years of vesting service and 100 percent for five or more years of vesting service.

     Benefit Payments and Withdrawals
     --------------------------------

     Participants are entitled to the vested portion of their accounts upon attaining age 65, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship from the fully vested employee contributions, subject to certain limitations.

     Loans
     -----

     Participants may elect to borrow funds from the vested portion of their accounts. Such loan principal and related interest are payable by the Participants back to their Plan accounts over a period not to exceed 36 months from the date of withdrawal. The interest rate on such loans is the prime rate as determined by the Company plus 2 percent.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Accounting
     -------------------

     For financial reporting purposes, the financial statements have been prepared on the accrual basis of accounting.

     Investments
     -----------

     The valuation of investments is the responsibility of the Plan Administrator as indicated in the Plan provision. Plan investments included in the statements of net assets available for Plan benefits, excluding the participant loan fund and investment contracts, are stated at fair market value as of December 31, 1995 and 1994.

     The CB stock is not traded on an established exchange; however, historically there has been a limited amount of trading between eligible buyers and sellers of such stock. Accordingly, the fair value of CB stock is determined by the Plan Administrator who utilizes the services of an independent appraiser. The fair value is defined as the price at which the stock would change hands between a willing, able and well informed buyer and seller, neither of which are under any compulsion to buy or sell. Although the purpose of an independent appraisal is to estimate fair value, those estimated values may differ from the value that would have been used had an actively traded market for the securities existed and may be different from the prices obtained in limited trading between eligible buyers and sellers. The value of the CB Stock determined by the Plan Administrator was $9.94 and $8.35 per share as of December 31, 1995 and 1994, respectively.

     The Stable Value Fund is stated at contract value which represents contributions plus interest accrued at the contract rate, less withdrawals and fees. Contract value generally approximates fair value. The interest rate as of December 31, 1995 was 6.39%. The average yield for the year ended December 31, 1995 and 1994 was 6.31% and 6.37%, respectively. In general, the interest rates are fixed through maturity, except for investments in Synthetic Investment Contracts that comprise approximately 34% of the Fund whose rates are reset quarterly based on the market value of the underlying securities. The Fund represented approximately 2% of the Net Assets Available for Plan Benefits as of December 31, 1995.

     For assets purchased during 1995, the difference between the cost and market value of investments as of December 31, 1995 represents the net unrealized gain or loss on investments. For assets purchased prior to 1995, the difference of the market values of investments between December 31, 1994 and December 31, 1995 represents the net unrealized gain or loss on investments.

     As of December 31, 1995 approximately 78% of the Plan's investments are invested in T. Rowe Price managed funds.

     Benefits Payable
     ----------------

     As of December 31, 1995, employee benefits payable to withdrawing participants is approximately $385,000, which is included in Net Assets Available for Plan Benefits.

3.   Federal Income Tax Status
     -------------------------

     The Plan obtained its determination letter from the Internal Revenue Service on March 8, 1996, subject to the adoption of certain amendments. These amendments were adopted subsequent to the determination date. At that time, the Plan was deemed to be designed to satisfy the tax exempt requirements of the Internal Revenue Code. The Committee is of the opinion that the Plan is currently designed and being operated in compliance with all applicable provisions of the Internal Revenue Code. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of the employer's contributions or Plan termination, participants will become fully vested in their account balances.

5.   Employer Contributions
     ----------------------

     The Company authorized a discretionary matching contribution of 125,389 shares of CB stock for 1995, which resulted in a contribution of $1,246,467. For 1994, the Company authorized a discretionary matching contribution of 159,432 shares of CB stock, which resulted in a contribution of $1,331,257. At December 31, 1995 and 1994, the values assigned to the shares contributed were $9.94 and $8.35, respectively, as determined by an independent appraiser.

6.   Schedules to Financial Statements
     ---------------------------------

     The schedules required by Section No. 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been prepared reflecting assets held for investment and participant loans in default as of December 31, 1995 and certain transactions entered into by the Plan for the year ended December 31, 1995.

7.   Administrative Expenses
     -----------------------

     Expenses directly related to the administration of the Plan are paid out of Plan assets. However, the Company may elect to pay for some of these expenses. During 1995, the Company elected to pay all Plan expenses, which amounted to approximately $50,000. These expenses are not reflected in the accompanying financial statements.

8.   Subsequent Events
     -----------------

     On June 30, 1995, the Company acquired Westmark Realty Advisors, L.L.C. ("Westmark"). Effective January 1, 1996, the existing defined contribution plan of Westmark was merged into the Plan by transferring all its assets into the Plan.

                                                                      Schedule I
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001


                         CB COMMERCIAL HOLDINGS, INC.
                         ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


          Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ----------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------


                                   Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,
   Lessor or Similar Party         Collateral, Par or Maturity Value                Cost                     Fair Value
- -----------------------------      ---------------------------------------          ----                     ----------

Equity Income Fund                 1,494,406 units of T. Rowe Price Equity
                                   Income Fund                                    $ 23,021,184               $ 29,903,072


Capital Appreciation Fund          1,384,039 units of T. Rowe Price Capital
                                   Appreciation Fund                                16,303,294                 18,919,819

Stable Value Fund                  16,017,525 units of T. Rowe Price Bank
                                   Collective Investment Fund, investing in
                                   contracts bearing interest of 5.12% and
                                   8.60% with various maturities between
                                   February 1996 and March 2016                     16,017,525                 16,017,525


CB Stock Fund                      2,708,761 shares of CB Common Stock,             22,390,641                 26,925,084
                                   506,057 units of U.S. Treasury Fund                 506,057                    506,057

Prime Reserve Fund                 6,754,394 units of T. Rowe Price Prime
                                   Reserve Fund                                      6,754,394                  6,754,394

International Stock Fund           718,762 units of T. Rowe Price
                                   International Stock Fund                          7,999,380                  8,790,462

New America Growth Fund            175,252 units of T. Rowe Price New
                                   America Growth Fund                               5,001,460                  6,118,053

Spectrum Income Fund               182,519 units of T. Rowe Price Spectrum           1,978,904                  2,051,510
                                   Income Fund

Equity Index Fund                  94,426 units of T. Rowe Price Equity              1,442,680                  1,625,069
                                   Index Fund

New Asia Fund                      477,333 units of T. Rowe Price New Asia           4,335,122                  3,923,675
                                   Fund

Science and Technology Fund        90,057 units of T. Rowe Price Science             2,763,662                  2,622,467
                                   Technology Fund

Small-CAP Value Fund               240,621 units of T. Rowe Price Small-CAP          3,641,119                  3,977,470
                                   Value Fund

Participant Loans                  Loans Receivable                                  2,434,760                  2,434,760
                                                                                  ------------               ------------
  Total Investments                                                               $114,590,182               $130,569,417
                                                                                  ============               ============

                                                                    Schedule III
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001


                         CB COMMERCIAL HOLDINGS, INC.
                         ----------------------------

                           CAPITAL ACCUMULATION PLAN
                           -------------------------


              Item 27b - SCHEDULE OF PARTICIPANT LOANS IN DEFAULT
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------



                                                                Amount Received
                                              Original           Loan Inception
                                Social          Loan        -----------------------       Unpaid      Issue
       Name                     Security #      Amount        Principal     Interest      Balance      Date
       ----                     -----------   -----------    -----------   ----------   ----------   --------

Ahee, F.D.                      ###-##-####   $  5,000.00   $      0.00   $     0.00   $  5,000.00   10/28/92
Arcisz, Joseph J.               ###-##-####      5,000.00          0.00         0.00      5,000.00   11/30/93
Bonanomi, Robert A.             ###-##-####     50,000.00     19,302.00     4,373.44     30,698.00    2/14/92
Bonner, H.T.                    ###-##-####     30,000.00          0.00         0.00     30,000.00    3/11/92
Bowman, Kenneth M.              ###-##-####      4,140.00      2,053.78       429.33      2,086.22    5/11/92
Burke, Daniel J.                ###-##-####      1,100.00          0.00         0.00      1,100.00    4/20/92
Christensen, Charles            ###-##-####      1,640.54        131.77        10.94      1,508.77   12/28/92
Chin, Winston S.                ###-##-####     35,000.00     18,342.70     3,754.50     16,657.30    3/26/92
Dalton, Gregory                 ###-##-####     18,000.00      6,948.87     1,574.43     11,051.13    2/21/92
Dudley, Mac M.                  ###-##-####      8,237.65      1,029.75       260.95      7,207.90    1/27/93
Garland, Glenn A.               ###-##-####      4,196.00      1,734.10       385.26      2,461.90    7/23/92
Giglio, Gerald F.               ###-##-####      2,846.00          0.00         0.00      2,846.00    7/17/92
Herbst, John F.                 ###-##-####     50,000.00     12,639.81     3,143.99     37,360.19    4/20/92
Hixson, Rob M. III              ###-##-####     14,465.29      3,677.53       855.37     10,787.76    9/16/92
Howatt, William C.              ###-##-####      6,000.00      2,809.78       599.60      3,190.22    4/23/92
Jamerson, James F.              ###-##-####      6,500.00      1,985.98       476.30      4,514.02    3/26/92
Kinetz, James V.                ###-##-####     20,000.00     18,132.45     2,702.10      1,867.55    6/12/92
Lehman, Lester O.               ###-##-####     35,000.00      4,375.13     1,108.72     30,624.87    1/24/92
Mallaney, Thomas M.             ###-##-####     14,000.00          0.00         0.00     14,000.00     5/9/94
Michener, Edward H.             ###-##-####     10,000.00      4,701.28       939.20      5,298.72    7/31/92
Miller, Harry M. #1             ###-##-####     10,000.00      2,790.77       681.70      7,209.23    4/13/92
Miller, Harry M. #2             ###-##-####     12,000.00      3,348.84       818.07      8,651.16     7/2/92
Petti, Paul C.                  ###-##-####      2,821.78          0.00         0.00      2,821.78    10/5/94
Schuen, Richard B.              ###-##-####      1,200.00        528.80       115.16        671.20    3/26/92
Schirmer, Kurt F.               ###-##-####     12,200.00          0.00         0.00     12,200.00    2/27/92
Taylor, Robert J.               ###-##-####      4,750.00        465.28       141.12      4,284.72    7/28/94
Toone, David B.                 ###-##-####     16,365.00          0.00         0.00     16,365.00     3/6/95
Wankier, Weldon                 ###-##-####     50,000.00          0.00         0.00     50,000.00    5/11/92
Wilson, Ben                     ###-##-####     10,000.00      1,241.71       336.69      8,758.29    6/12/92
                                              -----------   -----------   ----------   -----------
                                              $440,462.26   $106,240.33   $22,706.87   $334,221.93
                                              ===========   ===========   ==========   ===========


                                                                            Amount overdue
                                Interest                               ------------------------
       Name                       Rate         Collateral               Principal     Interest
       ----                     --------       ----------              -----------   ----------
Ahee, F.D.                        8.00%      Participant Balance       $  5,000.00   $   400.00
Arcisz, Joseph J.                 8.00%      Participant Balance          5,000.00       400.00
Bonanomi, Robert A.               8.50%      Participant Balance         30,698.00     2,609.31
Bonner, H.T.                      8.50%      Participant Balance         30,000.00     2,550.00
Bowman, Kenneth M.                8.50%      Participant Balance          2,086.22       177.33
Burke, Daniel J.                  8.50%      Participant Balance          1,100.00        93.50
Christensen, Charles              8.00%      Participant Balance          1,508.77       120.70
Chin, Winston S.                  8.50%      Participant Balance         16,657.30     1,415.87
Dalton, Gregory                   8.50%      Participant Balance         11,051.13       939.35
Dudley, Mac M.                    8.00%      Participant Balance          7,207.90       576.63
Garland, Glenn A.                 8.50%      Participant Balance          2,461.90       209.26
Giglio, Gerald F.                 8.50%      Participant Balance          2,846.00       241.91
Herbst, John F.                   8.50%      Participant Balance         37,360.19     3,175.62
Hixson, Rob M. III                8.00%      Participant Balance         10,787.76       863.02
Howatt, William C.                8.50%      Participant Balance          3,190.22       271.17
Jamerson, James F.                8.50%      Participant Balance          4,514.02       383.69
Kinetz, James V.                  8.50%      Participant Balance          1,867.55       158.74
Lehman, Lester O.                 8.00%      Participant Balance         30,624.87     2,449.99
Mallaney, Thomas M.               8.75%      Participant Balance         14,000.00     1,225.00
Michener, Edward H.               8.00%      Participant Balance          5,298.72       423.90
Miller, Harry M. #1               8.50%      Participant Balance          7,209.23       612.78
Miller, Harry M. #2               8.50%      Participant Balance          8,651.16       735.35
Petti, Paul C.                    9.75%      Participant Balance          2,821.78       275.12
Schuen, Richard B.                8.50%      Participant Balance            671.20        57.05
Schirmer, Kurt F.                 8.50%      Participant Balance         12,200.00     1,037.00
Taylor, Robert J.                 9.25%      Participant Balance          4,284.72       396.34
Toone, David B.                   11.00%     Participant Balance         16,635.00       180.02
Wankier, Weldon                   8.50%      Participant Balance         50,000.00     4,250.00
Wilson, Ben                       8.50%      Participant Balance          8,758.29       744.45
                                                                       -----------   ----------
                                                                       $334,221.93   $26,973.10
                                                                       ===========   ==========


                                                                     SCHEDULE II
                                                           E.I.N. No. 52-1616016
                                                                    Plan No. 001

                          CB COMMERCIAL HOLDINGS, INC.
                          ----------------------------

                            CAPITAL ACCUMULATION PLAN
                            -------------------------

                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------


 Identity of Party                                                                    Purchase         Selling       Lease
    Involved                              Description of Assets                        Price            Price       Rental
- ---------------------       ----------------------------------------------          -----------       ---------     -------

T. Rowe Price                Purchased 3,903,235 units of T. Rowe Price Stable       $3,903,235         $    -          N/A
Stable Value Fund            Value Fund @ $1.00 per unit*

T. Rowe Price                Sold 4,501,045 units of T. Rowe Price Stable             4,501,045          4,501,045      N/A
Stable Value Fund            Value Fund @ $1.00 per unit*

T. Rowe Price                Purchased 344,240 units of T. Rowe Price                 6,888,237              -          N/A
Equity Income Fund           Mutual Fund @ floating market prices*

T. Rowe Price                Sold 197,054 units of T. Rowe Price Mutual Fund          3,406,067          3,943,056      N/A
Equity Income Fund           @ floating market prices*

T. Rowe Price                Purchased 3,345,746 units of T. Rowe Price               3,345,746              -          N/A
Prime Reserve Fund           Mutual Fund @ floating market prices*

T. Rowe Price                Sold 3,419,917 units of T. Rowe Price Mutual Fund        3,419,917          3,419,917      N/A
Prime Reserve Fund           @ floating market prices*

T. Rowe Price                Purchased 331,612 units of T. Rowe Price                 4,533,136              -          N/A
Capital Appreciation Fund    Mutual Fund @ floating market prices*

T. Rowe Price                Sold 179,508 units of T. Rowe Price Mutual Fund          2,122,972          2,453,870      N/A
Capital Appreciation Fund    @ floating market prices*

T. Rowe Price                Purchased 204,523 units of T. Rowe Price                 2,501,320              -          N/A
International Stock Fund     Mutual Fund @ floating market prices*

T. Rowe Price                Sold 236,689 units of T. Rowe Price Mutual Fund          2,726,752          2,849,704      N/A
International Stock Fund     @ floating market prices*

 Identity of Party           Expense Incurred                Cost of             Current Value of Asset         Net Gain
    Involved                 With Transaction                 Asset                on Transaction Date          or (Loss)
- ---------------------        ------------------           ------------           ------------------------      ------------

T. Rowe Price                      -                        $3,903,235                 $3,903,235                $      -
Stable Value Fund

T. Rowe Price                      -                         4,501,045                  4,501,045                       -
Stable Value Fund

T. Rowe Price                      -                         6,888,237                  6,888,237                       -
Equity Income Fund

T. Rowe Price                      -                         3,406,067                  3,943,056                  536,989
Equity Income Fund

T. Rowe Price                      -                         3,345,746                  3,345,746                       -
Prime Reserve Fund

T. Rowe Price                      -                         3,419,917                  3,419,917                       -
Prime Reserve Fund

T. Rowe Price                      -                         4,533,136                  4,533,136                       -
Capital Appreciation Fund

T. Rowe Price                      -                         2,122,972                  2,453,870                  330,898
Capital Appreciation Fund

T. Rowe Price                      -                         2,501,320                  2,501,320                       -
International Stock Fund

T. Rowe Price                      -                         2,726,752                  2,849,704                  122,952
International Stock Fund

*Denotes party-in-interest transactions

                                  SIGNATURES



The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
- --------
the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    CB Commercial Holdings, Inc., as Plan
                                    Administrator of the CB Commercial Holdings,
                                    Inc. Capital Accumulation Plan



Date:  June 27, 1996                By:  RONALD J. PLATISHA
                                         ----------------------------
                                         Ronald J. Platisha
                                         Executive Vice President